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                              November 9, 2022

       Roderick Wong
       Chief Executive Officer
       Health Sciences Acquisitions Corp 2
       40 10th Avenue, Floor 7
       New York, NY 10014

                                                        Re: Health Sciences
Acquisitions Corp 2
                                                            Amendment No. 2 to
Registration Statement on Form S-4
                                                            Filed October 24,
2022
                                                            File No. 333-266660

       Dear Roderick Wong:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 12, 2022 letter.

       Amendment No. 2 to Registration Statement on Form S-4

       Summary of the Proxy Statement/Prospectus
       Summary Risk Factors
       Risks Related to Orchestras Business and Products, page 40

   1. We acknowledge your response to prior comment 11, and note that you indicate on page
                                                        229 that five events in
three patients were adjudicated as possibly related to the BackBeat
                                                        CNT device.
Accordingly, please revise the 11th bullet on page 41 to explain that there have been serious
adverse events in Orchestra's prior clinical trials, including five events in three patients that
were adjudicated as possibly related to the BackBeat CNT device.
 Roderick Wong
FirstName  LastNameRoderick   Wong
Health Sciences Acquisitions Corp 2
Comapany 9,
November   NameHealth
              2022      Sciences Acquisitions Corp 2
November
Page 2     9, 2022 Page 2
FirstName LastName
         Please also further revise your risk factor on page 57 to state this information, and on page
         229, clarify what types of events were adjudicated as possibly device related (e.g., cardiac events).
Risk Factors
The Domestication may be a taxable event for U.S. Holders of HSAC2 Ordinary Shares, page
101

2. We refer to our prior comment 2 and acknowledge your response. Please expand this risk factor to explain that counsel is only providing a "should" opinion and explain the uncertainties that prevent it from being able to provide a "will" opinion. In addition, in the
         "Material U.S. Federal Income Tax Consequences" section, please also provide similar disclosure to clearly explain that counsel is only providing a "should" opinion and not a
         "will" opinion.
Business of Orchestra, page 219

3. We acknowledge your revised disclosures in response to prior comment 3, but note that some of your statements remain conclusory in nature. Please further revise accordingly.
         You may reference objective trial data or state that primary efficacy endpoints were met.
         In addition, balance your references to your trial results with cautionary language regarding the preliminary nature of the results.
Business of Orchestra
Product Pipeline, page 220

4.       We acknowledge your revised disclosures in response to prior comment
5, and
         acknowledge your statement regarding the inability to predict regulatory approval timelines. However, as previously stated, please revise your "Next Milestones & Expected
         Timing" column to provide additional context regarding the timing to investors. With respect to each trial, please ensure that you specifically state if the referenced dates refer to the expected initiation of the trial and whether an IDE (or its foreign equivalent) has been submitted already or to be submitted in the future. In addition, please clearly disclose in the table your timing expectations with respect to minimum requirements for each of your planned trials. For example, if you are expecting that it will take a minimum of five to six years to enroll patients and complete the trial (before taking into account regulatory approval timing or delays), please revise to provide this information. Results of Operations
Comparison of the Six Months Ended June 30, 2021 and 2022, page 312

5. We acknowledge your response to bullet 1 of comment 13. Please revise your existing disclosure about the changes in research and development expenses to quantify the amounts related to Virtue SAB product candidate, as the Virtue SAB product candidate is the majority of the research and development expenses and appears to be the driver of the
 Roderick Wong
Health Sciences Acquisitions Corp 2
November 9, 2022
Page 3
      changes in this line item. Similarly revise your Comparison of the Years Ended December
      31, 2020 and 2021.
General

6. We note your statement in footnote 2 to your filing fee table that you are registering on this S-4 up to 5 million Ordinary Shares to be issued pursuant to the Backstop Agreement.
      Please explain why you believe it is appropriate to register these shares on this registration statement. In this regard, it appears from your disclosures that the shares under the
      Backstop Agreement will be issued immediately prior to the Transactions, and therefore it appears that the RTW Funds have been essentially offered shares in the continuing entity Orchestra BioMed Holdings, Inc. on a private basis. In addition, it appears that shares to be issued under the forward purchase agreement with Medtronic are also being registered hereunder. Please also similarly explain why it would be appropriate to register such shares hereunder.
       You may contact Christine Torney at 202-551-3652 or Kevin Vaughn at 202-551-3494 if
you have questions regarding comments on the financial statements and related matters. Please contact Doris Stacey Gama at 202-551-3188 or Dorrie Yale at 202-551-8776 with any other questions.



                                                             Sincerely,

FirstName LastNameRoderick Wong                              Division of
Corporation Finance
                                                             Office of
Industrial Applications and
Comapany NameHealth Sciences Acquisitions Corp 2
                                                             Services
November 9, 2022 Page 3
cc:       Janeane Ferrari, Esq.
FirstName LastName